Exhibit 99.1

Press Release	Source: China Cablecom Holdings, Ltd.

China Cablecom Holdings, Ltd. Reports Second Quarter 2008 Financial Results
Tuesday September 9, 7:00 am ET

SHANGHAI, China, Sept. 9 /PRNewswire-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom") (Nasdaq: CABL; CABLW; CABLU), a joint- venture provider of cable television services in the People's Republic of China (PRC), announced today its unaudited financial results for the second quarter ended June 30, 2008.

This earnings release reflects both pro forma and actual financial results due to the completion of China Cablecom's acquisition of a 60 percent economic interest in Hubei Chutian Video & Information Network ("Hubei") late in the second quarter of 2008. For purposes of U.S. Generally Accepted Accounting Principles (GAAP) , the financial results of Hubei are not included in the actual second quarter 2008 results, but will be reflected in the financial statements beginning July 1, 2008. To enhance comparability, pro forma results of operations reflect the Hubei acquisition as well as the business combination with Jaguar Acquisition Corporation and the acquisition of Binzhou Broadcasting and Television Information Network Co. Ltd. ("Binzhou") as if they had occurred on January 1, 2008.

Highlights

--	Hubei revenues for the first six months of 2008 increased to $12.5 million, up 35% from the same period last year
--	Hubei earnings before interest, taxes, depreciation and amortization (EBITDA) for the first six months of 2008 increased to $3.2 million, up 31% from the same period last year
--	Hubei paying subscribers as of June 30, 2008 were 862,983, up 19% over the same date last year
--	Binzhou revenues for the second quarter of 2008 increased to $2.3 million, up 18% from the same period last year; revenues for the first six months of 2008 declined slightly by 3% to $4.3 million from prior year comparison
--	Binzhou EBITDA for the second quarter of 2008 increased to $0.9 million, up 15% from the same period last year; EBITDA for the first six months of 2008 increased 5% to $1.8 million from prior year comparison
--	Binzhou paying subscribers as of June 30, 2008 were 470,111, up 6% over the same date last year
--	Consolidated pro forma paying subscribers for China Cablecom as of June 30, 2008 were 1.3 million

Comments from Mr. Clive Ng, Founder and Executive Chairman

"We are very pleased with the progress and integration of our Binzhou and Hubei assets," said Clive Ng, Executive Chairman of China Cablecom. "We demonstrated strong operating and financial performance at the operating cable TV joint ventures. We saw measurable increases in our second quarter operating results for Hubei and Binzhou in revenues, EBITDA, paying subscribers and ARPU."

"We invested in and established our corporate infrastructure which provides a platform to manage the significant growth in subscribers we anticipate. In the past 6 months, we built and strengthened our public company infrastructure, completed a realignment of our board reflective of our international focus, hired our President & CFO, established offices in New York City and Shanghai, and became listed on NASDAQ. This investment has served us well through this growth including the 22 cable TV properties we now operate, and provides a foundation for continued expansion and growth."

Financial Results for the Quarter Ended June 30, 2008 - Pro Forma Basis

Pro forma revenues for the second quarter of 2008 were $8.7 million compared to $8.1 million for the first quarter of 2008. The increase was primarily due to the growth in paying subscribers, including revenue generated through installation fees.

Pro forma operating expenses for the second quarter increased to $6.4 million compared to $5.9 million for the first quarter this year, due to increases in general and administrative expenses related to our corporate infrastructure.

On a GAAP basis, net comprehensive loss for the second quarter of 2008 was $3.5 million, or $0.38 per basic and fully diluted share, compared to $1.6 million or $0.98 per basic and fully diluted share, in the first quarter of 2008. The net loss for the second quarter 2008 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting in the amount of $0.4 million and (2) interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $2.1 million of which $1.8 million is non-cash interest expense.

Financial Results for the Six Months Ended June 30, 2008 - Pro Forma Basis

Pro forma revenues for the six months ended June 30, 2008 were $16.8 million. Pro forma operating expenses for the six months ended June 30, 2008 were $12.3 million.

On a GAAP basis, net comprehensive loss for the six months ended June 30, 2008 was $5.1 million, or $1.00 per basic and fully diluted share. For the six months ended June 30, 2008, the company used weighted average shares outstanding of 5.2 million. The net loss for the six months ended June 30, 2008 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting in the amount of $0.7 million and (2) interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $3.5 million of which $2.6 million is non-cash interest expense.

Balance Sheet Highlights

As of June 30, 2008, the Company had $29.17 million in cash and cash equivalents. This reflects the completion of the $43.175 million convertible debt financing in which China Cablecom received net proceeds of approximately $25 million.

Recent Company Highlights
--
In June 2008, completed the first phase to acquire 60 percent economic interest in Hubei. Completion of Phase one adds over 800,000 paying subscribers and brings China Cablecom's total paying subscribers to over 1.2 million.

--	Announced a framework agreement to acquire Phase two of Hubei, representing an additional 800,000 paying subscribers.
--	Approved for listing and began trading on NASDAQ Capital Market on July 30, 2008. Participated in the ringing of the closing bell ceremony on September 3, 2008.

The following summary financial and operating highlights for Binzhou and Hubei reflect the results of the respective operating joint ventures on a stand-alone basis and do not include China Cablecom corporate operations and overhead. EBITDA reflects China Cablecom's consolidated share of 60%.

	Quarter ended June 30,			Six months ended June 30,
(unaudited)	2008	2007	%	2008	2007	%

Binzhou
Broadcasting
Revenue	$2,286,451	$1,940,771	18%	$4,290,217	$4,424,554	-3%
EBITDA
- 60% share	$909,437	$791,972	15%	$1,779,322	$1,691,833	5%

Non-financial
metrics:
Paying
subscribers	470,111	442,900	6%	470,111	442,900	6%
ARPU	$1.35	$1.15		$1.36	$1.15

Hubei Chutian (1)
Revenue	$6,435,371	$4,714,323	37%	$12,511,457	$9,272,814	35%
EBITDA
- 60% share	$1,701,665	$1,265,801	34%	$3,196,649	$2,438,311	31%

Non-financial
metrics:
Paying
subscribers	862,983	724,622	19%	862,983	724,622	19%
ARPU	$2.05	$2.05		$2.05	$2.05

(1)	Hubei Chutian results of operations and non-financial metrics are presented on a pro forma basis, which assumes the acquisition took place on January 1, 2008.

Selected audited pro forma information reflecting China Cablecom's 60 percent consolidation of Hubei, is as follows:

Year ended	Six months ended
December 31,	June 30,
2007	2008
(in millions)
Consolidated pro forma
China Cablecom (1)
Revenues	$26.3	$16.8
EBITDA	$7.3	$3.5

(1)
Assumes the following took place on January 1, 2007: (1) the business combination between Jaguar Acquisition Corporation and China Cablecom and (2) the consummation of the consolidation of 17 cities included in phase one of the Hubei Broadcasting acquisition.

Outlook for the full year 2008

For the fiscal year 2008, the Company anticipates pro forma EBITDA of $11 million. The guidance set forth by management assumes current operations as well as the inclusion of consolidated operations from the acquisition of Hubei. Pro forma EBITDA is defined as net loss before interest, taxes, depreciation, amortization and other non-recurring acquisition-related charges.

On a GAAP basis, China Cablecom anticipates a net loss of $10 million for full year 2008. The net loss for 2008 is primarily attributable to (1) the non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisitions of Binzhou and Hubei and (2) non-cash interest expense associated with the original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note financing.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom recently consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 22 cable networks with over 1.2 million paying subscribers. China Cablecom Holdings' strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Balance Sheets (in US dollars, except share data)
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	29,170,374	12,638,574
Restricted cash	-	-
Accounts receivable	1,418	-
Prepaid expenses and other receivables	7,657,501	668,518
Inventories	1,972,517	766,120
Note receivable	-	237,500
Due from related company	-	-
Assets to be used by noncontrolling
("minority") interest	2,008,729	1,883,769
	40,810,539	16,194,481
Property, Plant & Equipments, Net	21,017,972	20,721,845
Construction In Progress	1,153,746	1,242,289
Intangible assets, net	17,613,714	18,362,729
Other assets:
Note receivable	-	237,500
Deferred financing costs, net (bridge)	702,134	1,188,020
Deferred acquisition costs, net	0	971,622
Deferred acquisition costs, Wuhan	17,804,629	-
Deferred financing costs, net
(Convertible)	1,221,659	-
Deemed receivable from noncontrolling
("minority") interest for settlement
of certain net liabilities	11,279,327	10,577,656
Total assets	111,603,720	69,496,142
Liabilities and Stockholder's Equity
Current Liabilities:
Current portion of long term debt
- net of discount	8,284,114	9,617,646
Accounts payable	1,523,195	2,460,843
Service performance obligation-deferred
revenue assumed	3,081,336	110,745
Other current liabilities	687,805	1,378,135
Note payable-non controlling interest	16,660,661	17,218,612
Liabilities to be settled by
noncontrolling ("minority") interest	13,288,057	12,461,425
	43,525,167	43,247,406
Long Term Liabilities :
Note payable - noncontrolling ("minority")
interest, net of current portion	18,643,845	17,046,817
Convertible notes, net of discount
and current portion	12,702,548
Notes payable, net of discount
and current portion	-	7,477,822
	74,871,561	67,772,045
Noncontrolling ("minority")interest	338,099	21,883
Stockholder's equity
Common stock, $.0005 par value;
40,000,000 authorized shares,
9,308,031 shares and 0 shares issued
and outstanding at June 31, 2008 and
December 31, 2007, respectively	4,654	-
Additional paid in capital	43,329,247	3,577,070
Statutory reserve	46,269	46,269
Accumulated deficit	(7,408,484)	(2,274,783)
Accumulated other comprehensive income	422,374	353,658
	36,394,060	1,702,214
Total liabilities and
stockholders' equity	111,603,720	69,496,142

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Statements of Operations (in US dollars, except share data)
	Quarter	Six months
	ended	ended	Year ended
	June 30,	June 30,	December 31,
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)

Revenues	2,286,451	4,290,217	1,994,773
Cost of sales	1,233,395	2,315,367	1,016,766
Gross profit	1,053,056	1,974,850	978,007
Expenses
Selling expenses		-	66,853
Amortization expenses	661,469	1,278,919	-
General and administrative expenses	1,608,814	2,617,618	1,595,106
Loss from operations	(1,217,228)	(1,921,688)	(683,952)
Other income and (expenses)
Interest income	255,007	271,988	66,692
Other income	2,513	67,847
Interest expense	(1,892,121)	(2,969,664)	(1,473,766)
Other expenses	(399)	(399)	(3,625)
Loss before income taxes	(2,852,227)	(4,551,915)	(2,094,651)
Income taxes	(137,756)	(265,570)	(40,202)
Loss from operations before
noncontrolling ("minority") interest	(2,989,983)	(4,817,485)	(2,134,853)
Noncontrolling ("minority") interest in income	(162,874)	(316,216)	(20,551)
Net loss	(3,152,857)	(5,133,701)	(2,155,404)
Other comprehensive income
Foreign currency translation
difference	(335,933)	68,716	353,658
Net comprehensive loss	(3,488,790)	(5,064,985)	(1,801,746)
Loss per share	(0.38)	(1.00)
Weighted average shares	8,230,501	5,149,090

Non-GAAP Financial Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with GAAP, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non-GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous GAAP measures:

CHINA CABLECOM HOLDINGS LIMITED
Non-GAAP financial reconciliation (in US dollars, except share data)
	Quarter	Six months
	ended	ended	Year ended
	June 30,	June 30,	December 31,
	2008	2008	2007
Net comprehensive loss	(3,488,790)	(5,064,985)	(1,801,746)
Amortization	661,468	1,278,919	649,487
Depreciation	611,949	1,190,284	333,107
Interest income	(255,007)	(271,988)	(66,692)
Interest & finance	1,892,121	2,969,664	1,473,766
Income tax	82,654	159,342	24,121
Non-GAAP Income (EBITDA)	(495,606)	261,235	612,043

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

______________________________

Source: China Cablecom Holdings, Ltd.